Exhibit 99.2

IM CANNABIS CORP.

NOTICE OF CHANGE OF AUDITOR

To:	Fahn Kanne & Co. Grant Thornton Israel

And To:	Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

And To:
Canadian Securities Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Financial And Consumer Services Commission (New Brunswick)
Manitoba Securities Commission
Nova Scotia Securities Commission
Autorié Des Marchés Financiers
Financial And Consumer Affairs Authority of Saskatchewan
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland& Labrador)
Office of the Superintendent of Securities (Northwest Territories)
Department of Justice (Nunavut)
Department of Community Services (Yukon)

Take notice that IM Cannabis Corp. (the “Company”) gives the following notice in accordance with 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”):

1.
The Company has decided to change its auditor from Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (the “Predecessor Auditor”) to Fahn Kanne & Co. Grant Thornton Israel (the “Successor Auditor”).

2.	On January 16, 2025, the Predecessor Auditor resigned at the Company’s request and the Successor Auditor agreed to its appointment as the Company’s new auditor.

3.
The Company’s request for the Predecessor Auditor to resign as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company, were considered and approved by the audit committee of the Company and by the board of the directors of the Company.

4.
There were no modified opinions in the Predecessor Auditor’s reports in connection with the audits of the Company’s two most recently completed fiscal years ended December 31, 2023 and 2022. There have been no further audits of financial statements subsequent to the Company’s most recently completed fiscal year and ending on the date of the Predecessor Auditor’s resignation.

5.	There are no “reportable events”, as defined in section 4.11(7)(e) of NI 51-102.

DATED this 17th day of January 2025.

ON BEHALF OF IM CANNABIS CORP.

/s/ Oren Shuster
Name: Oren Shuster
Title: Chief Executive Officer